1746 Commerce Road
Creston, Iowa 50801

VIA EDGAR

May 29, 2009

Mr. Jeffrey Gordon, Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Mr. Gordon,

In response to your correspondence dated May 18, 2009:

1.	Please amend the Form 8-K to state the date you dismissed the former accountant, as required by item 304(a)(1)(i) of Regulation S-K.

Company Response/ Item #1:  8-K amended per Item 304(a)(1)(i) of Regulation S-K.  Please see Attachment #1.

2.
The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Your current disclosure does not reference the subsequent period through the date of dismissal.  Please revise accordingly.

Company Response/ Item #2:  8-K amended to include subsequent period through date of dismissal.  Please see Attachment #1.

3.
Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss.  Quantify the net effect of all adjustments on pre-tax net income (loss).  Also, tell us why none of the adjustments relate to prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

Intentionally Left Blank

Page | 1

	Company Response/ Item #3			Pre-Tax
				Income
		DR	CR	Inc/(Dec)
1.	Accumulated OCI	1,588,666
	Accrued Pension	160,789
	Unfunded Pension Liability		1,749,455	-

	To record the estimate for the underfunded pension liability
	provided by the independent actuary for 2008.

2.	Accrued Pension	63,591
	Pension and Profit Sharing Expense		63,591	63,591

	Removes remainder of estimate for underfunded pension
	liability in excess of the amount provided by the independent
	actuary.

3.	Provision for Income Taxes - Federal	521,000
	Accumulated OCI		521,000	(521,000)

	To properly consider the tax effects of SFAS 158 on the
	underfunded pension plan accrual and other comprehensive income.

4.	Deferred Tax Expense - Continuing Operations	1,126,000
	Deferred Tax Benefit - Discontinued Operations		1,126,000	-

	To record tax benefit from the loss on discontinued
	operations.

5.	Gain/Loss on Foreign Currency	826,698
	Accrued Loss on Foreign Currency Transactions		826,698	(826,698)

	To recognize the unrealized loss on outstanding foreign currency contracts as of December 31, 2008.

6.	Long Term Debt - Fifth Third Term Facility	300,000
	Current Portion of Long Term Debt - Fifth Third Term Facility		300,000	-

	To adjust the current portion of long term debt based on the
	excess cash flow covenant per the fifth amendment.

	Total Pre-Tax Net Income/(Loss)			(1,284,107)

None of the above adjustments relate to any prior years. Entries number one, two and three relate to the minimum pension adjustment based on the actuarial report received subsequent to the 2008 year end financial close. Entry number four records the tax benefit from the loss on discontinued operations.  Entry number five relates to the unrealized and realized loss on foreign currency contracts the Company entered into beginning August 4, 2008.  Entry number six relates to a reclassification of long term debt at December 31, 2008.

Page | 2

4.	Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Company Response/ Item #4:  As of the date first written above, there has been no letter, written communication to or from our former accountant regarding any disagreements to management or the Audit Committee. Please see Attachment #2 regarding communication of reportable events to management and the Audit Committee.

5.	In detail, describe the nature of the material weakness in your procedures for purchasing and recording foreign currency for your Mexico operation. Also, tell us:

▪	in what period each material weakness and accounting error or misapplication of GAAP occurred,

▪	the amount of each accounting error and misapplication of GAAP,

▪	the reason(s) for each error or misapplication of accounting,

▪	whether or not you intend to restate any prior period for any adjustments. If not, tell us why not, and

▪	in detail, all the steps you have taken (or plan to take) and procedures you have implemented (or plan to implement) to correct each concern.

Company Response/ Item #5:  As of December 31, 2008 management identified a material weakness in the Company’s procedures for purchasing and recording foreign currency for its Mexico operation between August 4, 2008 and December 3, 2008.  The Company failed to recognize foreign currency losses in a timely manner. This material weakness did result in a $250,000 misstatement of the Company’s unaudited third quarter 2008 financial results and could have resulted in other misstatements, which would not have been detected in a timely manner.

At this time, the Company does not intend to restate its unaudited results reported on Form 10-Q for the period ending September 30, 2008.  The Company believes it has fully disclosed the full impact of the unrealized and realized loss of $827,000, inclusive of the $250,000 attributed to the third quarter 2008, within its audited results reported on Form 10-K for the year ending December 31, 2008.  Further, this error had no impact on any period prior to the third quarter of 2008 and the full loss was recognized at December 31, 2008.

The Company implemented improved procedures for the purchasing and recording of foreign currency transactions.  All purchases of foreign currency require advanced written authorization from two of the Company’s three officers. This requirement has been communicated with the bank, is evidenced by appropriate documentation, has been tested and found effective.

6.	In addition, please disclose the date you engaged your new accountant, as required by Item 304(a)(2) of Regulation S-K.

Company Response/ Item #6:  8-K amended per Item 304(a)(2) of Regulation S-K.  Please see Attachment #1.

7.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised 8-K.

Company Response/ Item #7:  Exhibit 16.1 has been filed with the amended 8-K.  Please see Attachment #1.

Page | 3

The undersigned registrant hereby acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted on behalf of Fansteel Inc., the registrant,

/s/ Curtis J. Zamec, II
Curtis J. Zamec, II
Chief Operating Officer (Principle Executive Officer)

Attachment #1:	Amended 8-K Filed May 21, 2009 with the SEC
Attachment #2:	Required Communications - The Annual Audit Wrap Up For the Year Ended December 31, 2009

Page | 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2009

FANSTEEL INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-8676	36-1058780
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1746 Commerce Road
Creston, Iowa 50801
(Address of Principal Executive Offices, including Zip Code)

(641) 782-8521
(Registrant's telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Item 4.01	Changes in Registrant’s Certifying Accountant

Auditor Dismissal

Upon conclusion of the 2008 audit, on May 14, 2009 the Board of Directors of Fansteel Inc. (“we,” “us,” “our”) determined to dismiss BDO Seidman, LLP (“BDO”) as our independent registered public accounting firm.  This action was taken in conjunction with the closure of the Company’s Chicago, Illinois headquarters and relocation of the same to Creston, Iowa.  BDO does not maintain an office in Iowa.

BDO’s audit reports on our financial statements as of and for the years ended December 31, 2008 and 2007 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

Up to and including May 14, 2009 and in connection with audits for the years ended December 31, 2008, 2007 and 2006 there have been no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to BDO’s satisfaction, would have caused BDO to make reference in connection with their opinion to the subject matter of the disagreement, or “reportable events” as defined in Regulation S-K, Item 304(a)(1)(v).

As of December 31, 2008 management identified a material weakness in the Company’s reconciliation procedures with regard to several accounts. Bank account and balance sheet accounts were not being reconciled in a timely manner. This material weakness could have resulted in misstatement of accounts, which would not have been detected in a timely manner.

As of December 31, 2008 management identified a material weakness in the Company’s procedures for purchasing and recording foreign currency for its Mexico operation. The Company failed to recognize foreign currency losses in a timely manner. This material weakness did result in a misstatement of the Company’s third quarter financial statements and could have resulted in other misstatements, which would not have been detected in a timely manner.

We have provided BDO with a copy of the foregoing disclosures.  A letter from BDO is attached as Exhibit 16.1 to this Form 8-K.

Auditor Engagement

On December 10, 2008 our Board of Directors determined to engage Kiesling Associates, LLP (“Kiesling”) as our new independent registered public accountants to audit our financial statements for the year ending December 31, 2009.  During the two most recent years and through the date hereof, we have not consulted with Kiesling regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Kiesling concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K or the related instructions thereto) or a reportable event.

Item 9.01	Financial Statements and Exhibits

Regulation S-K Number	Document

16.1	Letter from BDO to the Securities and Exchange Commission, dated May 14, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FANSTEEL INC.

May 20, 2009	By:	/s/ Curtis J. Zamec, II
Curtis J. Zamec, II
Chief Operating Officer (Principle Executive Officer)

BDO Seidman, LLP Accountants and Consultants	233 N. Michigan Ave., Suite 2500 Chicago, Illinois 60601 Telephone: (312) 856-9100 Fax. (312) 856-1379

May 14, 2009

Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K. for the event that occurred on May 14, 2009, to be filed by our former client, Fansteel Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm

Very truly yours,

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Acsense℠

Fansteel

Audit Wrap Up

For the Year Ended December 31, 2004

This presentation was prepared as part of our audit, has consequential limitations, is restricted to management, the board of directors and the audit committee, and should not be used by anyone other than those specified parties.

BDO

BDO Seidman, LLP
Accountants and Consultants

Required Communications -
Internal Control Over Financial Reporting

We are required to communicate, in writing, to the audit committee all material weaknesses and significant deficiencies that have been identified in the company's internal controls over financial reporting. The definitions of material weakness, significant deficiencies and control deficiencies follow.

Caregory	Definition
Material Weakness
A deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Significant Deficiency
A deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

Control Deficiency
 A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

Audit Wrap-Up - For the year ended December 31, 2008

Required Communications -
Internal Control Over Financial Reporting

•	The following material weaknesses were identified:

Material Weakness		Comments

The nature and extent of the misstatements cited within our audit procedures performed, when aggregated, appear to indicate that monitoring controls by management are not sufficient to mitigate a reasonable possibility of financial statement misstatement.

•	The Company lacks adequate resources for the monitoring controls to effectively mitigate the risk of material misstatement.
Furthermore, given the Company's relocation of its Corporate office to Creston, IA and its termination of the previous corporate accounting staff, we note that the Company has failed to provide reconciliations of accounts balances timely, including cash, accounts payable, SPE entities, insurance and payroll accruals, and equity. In certain cases, reconciliations were independently prepared by BDO to allow ourselves time to complete our audit testing. Additionally, certain analyses were not prepared by the Company until the audit team discussed such with management. These included consideration of new covenants related to the Fifth Third Bank debt agreement (as amended on September 3, 2008).

•	The Company currently lacks adequate resources to appropriately research, supervise, and review treatment of complex accounting transactions.
The Company has failed to appropriately track both unrealized and realized losses on foreign currency forward contracts entered into between August and December 2008. As a result of certain forward contracts executed between Fansteel and Fifth Third Bank for the purchase of Mexican pesos, the Company failed to record unrealized losses of approximately $250,000 in the third quarter, requiring a restatement of the related consolidated financial statements.

Audit Wrap-Up - For the year ended December 31, 2008

Required Communications-
Internal Control Over Financial Reporting

Additionally, upon receipt of the Employee Retirement Plan Report, Fansteel failed to consider the tax impact of the pension adjustment. This entry included an adjustment to OCI and Deferred Income Tax Expense of $521,000 when considering the prior period adjustment. Management neither proposed the entry nor appeared aware it should be recorded.

•	The following significant deficiencies were identified:

Significant Deficiency		Comments

•	AST has not integrated its inventory within its accounting system.
During our audit procedures, we noted that AST does not appear to have integrated its inventory within the BLIS system. Bills of materials appear to be generated via Excel, and any inventory master file is essentially a book of Excel worksheets.

•
Provided the above material weaknesses are disclosed by the Company in the finalized Form 10-K to be filed, no material weakness will have been identified by us as not included in management's report on internal control over financial reporting.

Audit Wrap-Up - For the year ended December 31, 2008

Required Communications

Matters Required To Be Reported to the Audit Committee of a Public Company by the Independent Registered Public Accounting Firm.

Various professional guidance requires independent auditors to communicate with those charged with governance certain matters in relation to an audit. Following is a summary of those required items along with specific discussion points as they pertain to the Company:

Requirement	Discussion Points
Auditor's judgment about the quality of the company's accounting policies, estimates and financial statement disclosures
In accordance with applicable auditing standards, a discussion will be held regarding the quality of financial reporting, which will include the company's significant accounting practices, estimates and financial statement disclosures.

Critical accounting policies and practices
Critical accounting policies and practices used by the Company and its subsidiaries have been described within the Primary Areas of Focus table of the Results of Our Audit section of this presentation.

Adoption of a change in accounting principle
There were no situations involving the adoption of or a change in accounting principles where the application of alternative generally accepted accounting principles, including alternative methods of applying an accounting principle, would have a material effect on the Company's consolidated financial statements.

Material, corrected misstatements brought to the attention of management by the auditor	Corrected misstatements have been presented within Appendix A of this document.
Unrecorded misstatements, other than those the auditor believes to be trivial
Unrecorded misstatements have been discussed with management and are presented within Appendix A of this document. Note that the extent of corrected and uncorrected misstatements combined have contributed to our determination of a material weakness over management monitoring controls.

Other information in documents containing the Company's audited financial statements
Our responsibility for other information in documents containing the Company's audited financial statements (e.g., Management's Discussion and Analysis of Financial Condition and Results of Operations and management's year-end assessment of the effectiveness of ICFR) does not extend beyond the financial information identified in the audit report, and we are not required to perform procedures to corroborate such other information. However, in accordance with professional standards, we have read the information in the Company's Form 10-K and the Annual Report to Shareholders and considered whether such information, or the manner of its presentation, was materially consistent with its presentation in the financial statements. Our responsibility also includes calling to management's attention any information that we believe is a material misstatement of fact. No inconsistencies or misstatements came to our attention.

Audit Wrap-Up - For the year ended December 31, 2008

Required Communications

Requirement	Discussion Points
Disagreements with management
There were no disagreements with management on financial accounting and/or reporting matters and auditing procedures that, if not satisfactorily resolved, would cause a modification of our auditors' reports.

Consultations with other accountants
We are not aware of any consultations about accounting or auditing matters between management and other independent public accountants. Nor are we aware of opinions obtained by management from other independent public accountants on the application of generally accepted accounting principles.

Major issues discussed with management prior to retention	Prior to our being retained as auditor for the current fiscal year, there were no major accounting or other issues of concern discussed with management.
Significant issues discussed with management	Significant issues discussed with management have been described within the Primary Areas of Focus table of the Results of Our Audit section of this presentation.
Significant difficulties encountered during the audit	There were no significant difficulties encountered during the audit.
Representations requested from management	We have provided a letter template to management containing various representations related to the consolidated financial statements. A copy of this letter will be furnished to the Audit Committee.
Material alternative accounting treatments discussed with management	There was no discussion with management concerning alternative accounting treatments.
Other material written communications with management
We will have provided to the members of the audit committee copies of all material written communications that we will have prepared in connection with our annual audit or quarterly reviews, prior to the filing of the Company's annual report on Form 10-K.

Audit Wrap-Up - For the year ended December 31, 2008